UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            NORTHWESTERN CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    668074305
                                 (CUSIP Number)

                              MS. SONIA E. GARDNER
                        AVENUE CAPITAL MANAGEMENT II, LLC
                               535 MADISON AVENUE
                                   14TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 850-7519
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 with a copy to:

                              KENNETH M. SCHNEIDER
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064



                                NOVEMBER 2, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages


                               Page 1 of 20 pages

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page  2 of 20 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         GL Partners II, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)     [_]
                                                                  (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                          [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER:        -0-
     NUMBER OF
       UNITS          ----------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER:      104,301
      OWNED BY
        EACH          ----------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER:   -0-
       PERSON
        WITH          ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER: 104,301

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         104,301
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                                          [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.29%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         00
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page  3 of 20 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Avenue Capital Partners II, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)     [_]
                                                                  (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                          [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER:        -0-
     NUMBER OF
       UNITS          ----------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER:      104,301
      OWNED BY
        EACH          ----------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER:   -0-
       PERSON
        WITH          ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER: 104,301

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         104,301
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                                          [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.29%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         OO
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page  4 of 20 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Avenue Special Situations Fund II, LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)     [_]
                                                                  (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                          [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER:        -0-
     NUMBER OF
       UNITS          ----------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER:      104,301
      OWNED BY
        EACH          ----------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER:   -0-
       PERSON
        WITH          ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER: 104,301

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         104,301
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                                          [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.29%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         PN
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page  5 of 20 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Avenue Capital Management II, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)     [_]
                                                                  (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                          [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER:        -0-
     NUMBER OF
       UNITS          ----------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER:      2,243,011
      OWNED BY
        EACH          ----------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER:   -0-
       PERSON
        WITH          ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER: 2,243,011

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         2,243,011
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                                          [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         63.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         IA
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page  6 of 20 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Avenue Investments, LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)     [_]
                                                                  (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                          [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER:        -0-
     NUMBER OF
       UNITS          ----------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER:      301,560
      OWNED BY
        EACH          ----------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER:   -0-
       PERSON
        WITH          ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER: 301,560

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         301,560
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                                          [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.85%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         PN
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page  7 of 20 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Avenue Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)     [_]
                                                                  (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                          [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER:        -0-
     NUMBER OF
       UNITS          ----------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER:      301,560
      OWNED BY
        EACH          ----------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER:   -0-
       PERSON
        WITH          ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER: 301,560

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         301,560
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                                          [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0.85%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         OO
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page  8 of 20 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Avenue International, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)     [_]
                                                                  (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                          [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Cayman Islands
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER:        -0-
     NUMBER OF
       UNITS          ----------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER:      953,050
      OWNED BY
        EACH          ----------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER:   -0-
       PERSON
        WITH          ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER: 953,050

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         953,050
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                                          [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.68%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         OO
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page  9 of 20 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Avenue Special Situations Fund III, LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)     [_]
                                                                  (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                          [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER:        -0-
     NUMBER OF
       UNITS          ----------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER:      884,100
      OWNED BY
        EACH          ----------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER:   -0-
       PERSON
        WITH          ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER: 884,100

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         884,100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                                          [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.49%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         PN
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page 10 of 20 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Avenue Capital Partners III, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)     [_]
                                                                  (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                          [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER:        -0-
     NUMBER OF
       UNITS          ----------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER:      884,100
      OWNED BY
        EACH          ----------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER:   -0-
       PERSON
        WITH          ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER: 884,100

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         884,100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                                          [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.49%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         OO
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page 11 of 20 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         GL Partners III, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)     [_]
                                                                  (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                          [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER:        -0-
     NUMBER OF
       UNITS          ----------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER:      884,100
      OWNED BY
        EACH          ----------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER:   -0-
       PERSON
        WITH          ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER: 884,100

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         884,100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                                          [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         2.49%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         OO
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page 12 of 20 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:

         Marc Lasry
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)     [_]
                                                                  (b)     [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                          [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER:        -0-
     NUMBER OF
       UNITS          ----------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER:      2,243,011
      OWNED BY
        EACH          ----------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER:   -0-
       PERSON
        WITH          ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER: 2,243,011

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         2,243,011
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                                          [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         6.31%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:

         IN
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page 13 of 20 Pages
----------------------                                    ----------------------

Item 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Northwestern Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 125 South Dakota Avenue, Sioux Falls, South Dakota 57104.

Item 2.  IDENTITY AND BACKGROUND

         (a)-(c), (f) This Schedule is being jointly filed by:

         A. Avenue Investments, LP, a Delaware limited partnership, with respect to shares and warrants held by it;

         B. Avenue Partners, LLC, a New York limited liability company and the general partner of Avenue Investments, LP, with respect to shares and warrants held by Avenue Investments, LP;

         C. Avenue International, Ltd., a Cayman Islands exempted company, with respect to shares and warrants held by it;

         D. Avenue Special Situations Fund II, LP, a Delaware limited partnership, with respect to shares and warrants held by it;

         E. Avenue Capital Partners II, LLC, a Delaware limited liability company and the general partner of Avenue Special Situations Fund II, LP, with respect to the shares and warrants held by Avenue Special Situations Fund II, LP;

         F. GL Partners II, LLC, a Delaware limited liability company and the managing member of Avenue Capital Partners II, LLC, with respect to the shares and warrants held by Avenue Special Situations Fund II, LP;

         G. Avenue Special Situations Fund III, LP, a Delaware limited partnership, with respect to shares and warrants held by it;

         H. Avenue Capital Partners III, LLC, a Delaware limited liability company and the general partner of Avenue Special Situations Fund III, LP, with respect to the shares and warrants held by Avenue Special Situations Fund III, LP;

         I. GL Partners III, LLC, a Delaware limited liability company and the managing member of Avenue Capital Partners III, LLC, with respect to the shares and warrants held by Avenue Special Situations Fund III, LP;

         J. Avenue Capital Management II, LLC, a Delaware limited liability company and the investment advisor to Avenue Investments, LP, Avenue International, Ltd., Avenue Special Situations Fund II, LP and Avenue Special Situations Fund III, LP, with respect to the shares and warrants held by Avenue Investments, LP, Avenue International, Ltd., Avenue Special Situations Fund II, LP and Avenue Special Situations Fund III, LP; and

         K. Marc Lasry, a United States citizen and the managing member of Avenue Partners, LLC, GL Partners II, LLC, GL Partners III, LLC, and Avenue Capital Management II, LLC ("Lasry"), with respect to the shares and warrants held by Avenue Investments, LP, Avenue International, Ltd., Avenue Special Situations Fund II, LP, and Avenue Special Situations Fund III, LP.

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page 14 of 20 Pages
----------------------                                    ----------------------

The persons referenced in A - K above are referred to herein collectively as the "Reporting Persons". The principal business address of all of the Reporting Persons is 535 Madison Avenue, 15th Floor, New York, New York 10022.

Each of Avenue Investments, LP, Avenue Special Situations Fund II, LP and Avenue Special Situations Fund III, LP is a private investment partnership. Avenue International, Ltd. is a private offshore investment vehicle. The principal businesses of Avenue Partners, LLC, Avenue Capital Partners II, LLC and Avenue Capital Partners III, LLC are to serve as the general partners of, respectively, Avenue Investments, LP, Avenue Special Situations Fund II, LP and Avenue Special Situations Fund III, LP. The principal business of Avenue Capital Management II, LLC is to serve as investment advisor to Avenue Investments LP, Avenue International Ltd., Avenue Special Situations Fund II, LP, Avenue Special Situations Fund III, LP, and one or more other affiliated entities. The principal businesses of GL Partners II, LLC and GL Partners III, LLC are to serve as the managing members of, respectively, Avenue Capital Partners II, LLC and Avenue Capital Partners III, LLC. Mr. Lasry serves as the principal control person (directly or indirectly) of all of the other Reporting Persons, and serves in a similar capacity to various other related entities, all of which are engaged in investment or investment management activities.

Set forth on Annex A hereto and incorporated by reference in response to this
Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers and directors of Avenue International, Ltd.

(d) During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 2, 2004, in connection with the financial reorganization of the Company, the Company issued shares of common stock and warrants to Avenue Investments, LP, Avenue International Ltd., Avenue Special Situations Fund II, LP and Avenue Special Situations Fund III, LP, in exchange for the notes and preferred shares held by such Reporting Persons. As a result, Avenue Investments, LP, Avenue International Ltd., Avenue Special Situations Fund II, LP and Avenue Special Situations Fund III, LP own 301,383 shares of common stock and 177 warrants, 952,421 shares of common stock and 630 warrants, 103,871 shares of common stock and 430 warrants, and 883,441 shares of common stock and 695 warrants, respectively. These amounts are based upon exchange ratios set forth on the Company's website.

Item 4.  PURPOSE OF TRANSACTION

The purpose of the acquisitions of shares of Common Stock and the warrants by the Reporting Persons is for investment. The Reporting Persons reserve the right to acquire additional shares of Common Stock or other securities of the Company as well as to dispose of any and all of any such securities owned by them at any time or from time to time and at prices determined by them. Except as otherwise described above, as of the date hereof, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their intention with respect to any or all matters referred to in this Item 4.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, there were 35,500,000 shares of Common Stock issued and outstanding at November 8, 2004. As of the date hereof:

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page 15 of 20 Pages
----------------------                                    ----------------------

         a. Avenue Investments, LP beneficially directly owns 301,560 shares of Common Stock (which includes 177 shares issuable upon the exercise of warrants), constituting 0.85% of the Company's outstanding shares, which shares may be deemed to be beneficially indirectly owned by Avenue Partners, LLC (in its capacity as general partner), Avenue Capital Management II, LLC (in its capacity as investment advisor), and Mr. Lasry as described below;

         b. Avenue International, Ltd. beneficially directly owns 953,050 shares of Common Stock (which includes 630 shares issuable upon the exercise of warrants), constituting 2.68% of the Company's outstanding shares, which shares may be deemed to be beneficially indirectly owned by Avenue Capital Management II, LLC (in its capacity as investment advisor), and Mr. Lasry as described below;

         c. Avenue Special Situations Fund II, LP beneficially directly owns 104,301 shares of Common Stock (which includes 430 shares issuable upon the exercise of warrants), constituting approximately 0.29% of the Company's outstanding shares, which shares may be deemed to be beneficially indirectly owned by Avenue Capital Partners II, LLC (in its capacity as general partner), GL Partners II, LLC (in its capacity as managing member of the general partner), Avenue Capital Management II, LLC (in its capacity as investment advisor), and Mr. Lasry as described below;

         d. Avenue Special Situations Fund III, LP beneficially directly owns 884,100 shares of Common Stock (which includes 695 shares issuable upon the exercise of warrants), constituting 2.49% of the Company's outstanding shares, which shares may be deemed to be beneficially indirectly owned by Avenue Capital Partners III, LLC (in its capacity as general partner), GL Partners III, LLC (in its capacity as managing member of the general partner), Avenue Capital Management II, LLC (in its capacity as investment advisor), and Mr. Lasry as described below.

As of the date hereof, Avenue Capital Management II, LLC, as investment advisor to Avenue Investments, LP, Avenue International Ltd., Avenue Special Situations Fund II, LP and Avenue Special Situations Fund III, LP , and Mr. Lasry, in his capacity as principal control person of all of the other Reporting Persons, may each be deemed to own beneficially indirectly 2,243,011 shares of Common Stock (which includes 1,932 shares issuable upon the exercise of warrants), constituting approximately 6.31% of the Company's outstanding shares, which figure includes the shares owned directly by Avenue Investments, LP, Avenue International, Ltd., Avenue Special Situations Fund II, LP, and Avenue Special Situations Fund III, LP, described above.

(b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, shared power to vote or to direct the vote, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

(c) Except as set forth in Item 3, no transactions in the Common Stock were effected by any of the Reporting Persons within the past sixty (60) days.

(d)      Not applicable.

(e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The warrants issued to the Reporting Persons in connection with the Company's reorganization are exercisable at any time prior to November 1, 2007 (the third anniversary of the effective date of the

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page 16 of 20 Pages
----------------------                                    ----------------------

reorganization plan) at an exercise price of $28.48. The exercise price will be reduced by dividends per share paid on or after November 1, 2004. The warrants are adjustable to the extent the Company engages in any stock split, combination, issuance, reclassification of, or other specified transaction affecting or diluting the common stock, subject to certain exceptions relating to the Company's new incentive plan.

In addtion, the Reporting Persons have certain registration rights with respect to the shares of common stock received by them.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1: Joint Filing Agreement, dated November ___, 2004, among Avenue Investments, LP, Avenue Partners, LLC, Avenue International, Ltd., Avenue Special Situations Fund II, LP, Avenue Capital Partners II, LLC, GL Partners II, LLC, Avenue Special Situations Fund III, LP, Avenue Capital Partners III, LLC, GL Partners III, LLC, and Avenue Capital Management II, LLC.

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page 17 of 20 Pages
----------------------                                    ----------------------


                                    SIGNATURES

         After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

Date:    November 12, 2004

                                       AVENUE INVESTMENTS, LP


                                       By:  Avenue Partners, LLC
                                            Its general partner


                                       By:  /s/ Marc Lasry
                                            ---------------------------
                                            Name:   Marc Lasry
                                            Title:  Managing Member


                                       AVENUE PARTNERS, LLC


                                       By:  /s/ Marc Lasry
                                            ---------------------------
                                            Name:   Marc Lasry
                                            Title:  Managing Member



                                       AVENUE INTERNATIONAL, LTD.


                                       By:  /s/ Marc Lasry
                                            ---------------------------
                                            Name:   Marc Lasry
                                            Title:  Managing Member



                                       AVENUE SPECIAL SITUATIONS FUND II, LP


                                       By:  Avenue Capital Partners II, LLC
                                            Its general partner


                                       By:  GL Partners II, LLC
                                            Its managing member


                                       By:  /s/ Marc Lasry
                                            ---------------------------
                                            Name:   Marc Lasry
                                            Title:  Managing Member

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page 18 of 20 Pages
----------------------                                    ----------------------


                                       AVENUE CAPITAL PARTNERS II, LLC


                                       By:  GL Partners II, LLC,
                                            Its managing member


                                       By:  /s/ Marc Lasry
                                            ---------------------------
                                            Name:   Marc Lasry
                                            Title:  Managing Member


                                       GL PARTNERS II, LLC


                                       By:  /s/ Marc Lasry
                                            ---------------------------
                                            Name:   Marc Lasry
                                            Title:  Managing Member



                                       AVENUE SPECIAL SITUATIONS FUND III, LP


                                       By:  Avenue Capital Partners III, LLC
                                            Its general partner


                                       By:  GL Partners III, LLC
                                            Its managing member


                                       By:  /s/ Marc Lasry
                                            ---------------------------
                                            Name:   Marc Lasry
                                            Title:  Managing Member



                                       AVENUE CAPITAL PARTNERS III, LLC


                                       By:  GL Partners III, LLC,
                                            Its managing member


                                       By:  /s/ Marc Lasry
                                            ---------------------------
                                            Name:   Marc Lasry
                                            Title:  Managing Member



                                       GL PARTNERS III, LLC


                                       By:  /s/ Marc Lasry
                                            ---------------------------
                                            Name:   Marc Lasry
                                            Title:  Managing Member

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page 19 of 20 Pages
----------------------                                    ----------------------


                                       AVENUE CAPITAL MANAGEMENT II, LLC


                                       By:  /s/ Marc Lasry
                                            ---------------------------
                                            Name:   Marc Lasry
                                            Title:  Managing Member



                                            /s/ Marc Lasry
                                            ---------------------------
                                            Marc Lasry, an individual

----------------------                                    ----------------------
CUSIP NO. 668074305                SCHEDULE 13D              Page 20 of 20 Pages
----------------------                                    ----------------------


                                     ANNEX A

         EXECUTIVE OFFICERS AND DIRECTORS OF AVENUE INTERNATIONAL, LTD.

NAME/TITLE/CITIZENSHIP             PRINCIPAL OCCUPATION                            BUSINESS ADDRESS
----------------------             --------------------                            ----------------
Marc Lasry                         Principal of entities related to Avenue         535 Madison Avenue, 14th Floor
Director and President             Capital Management II, LLC                      New York, New York  10022
United States
Sonia Gardner                      Principal of entities related to Avenue         535 Madison Avenue, 14th Floor
Director and Secretary             Capital Management II, LLC                      New York, New York  10022
United States
Don Seymour                        Director of dms Management Ltd.                 dms Management Ltd.
Director                                                                           P.O. Box 31910 SMB
Cayman Islands                                                                     Cayman Financial Centre, Tower 3
                                                                                   Grand Cayman, Cayman Islands
Blair Brinkley                     Director of dms Management Ltd.                 dms Management Ltd.
Director                                                                           P.O. Box 31910 SMB
Canada                                                                             Cayman Financial Centre, Tower 3
                                                                                   Grand Cayman, Cayman Islands
Aldo Ghisletta                     Director of dms Management Ltd.                 dms Management Ltd.
Director                                                                           P.O. Box 31910 SMB
Switzerland                                                                        Cayman Financial Centre, Tower 3
                                                                                   Grand Cayman, Cayman Islands
Admiral Administration, Ltd.       Administrator of Avenue International,          P.O. Box 32021 SMB
Assistant Secretary                Ltd.                                            Anchorage Centre, 2nd Floor
                                                                                   George Town
                                                                                   Grand Cayman, Cayman Islands
                                                                                   British West Indies

         Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

         (a) None of the above persons hold any Common Stock or securities derivative thereof.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.